Exhibit 99.1

18 July 2003 The Manager Company Announcements Office Australian Stock Exchange Limited 20 Bridge Street SYDNEY NSW 2000	James Hardie Industries N.V.
ARBN 097 829 895
Incorporated in The Netherlands
The liability of members is limited

Level 3, 22 Pitt Street
Sydney NSW 2000 Australia

Telephone (02) 8274 5305
Fax (02) 8274 5218

GPO Box 3935
Sydney NSW 2001 Australia

Dear Sir/Madam

This notification serves to announce that James Hardie will conduct a management briefing of its 1st Quarter Results on Tuesday, 12 August 2003 and conduct its Annual Shareholder Information Meeting on Wednesday, 13 August 2003.

The management briefing will be held at AGL Theatre in the Museum of Sydney, corner of Phillip and Bridge Streets, Sydney. The briefing will commence at 11.00am. A teleconference and audio webcast will also be available on the following:

Domestic: 1800 637 952
International: +61 3 8650 3501
URL: http://events.announcetv.com/jameshardie22250

The Shareholder meeting will be held at The Four Seasons Hotel, The Grand Ballroom, 199 George Street, Sydney from 9.30am. A teleconference and video webcast will be available on the following:

Domestic: 03 8660 4908
International: +61 3 8660 4908
URL: http://events.announcetv.com/jameshardie22251

Yours faithfully

GREG BAXTER
EXECUTIVE VICE PRESIDENT